STEVENS & LEE
LAWYERS & CONSULTANTS

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2184
Email: dws@stevenslee.com
Direct Fax: (610) 988-0815

March 28, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Royal Bancshares of Pennsylvania, Inc. Registration Statement on Form S-1 Filed on September 4, 2013 File No. 333-190973

Dear Mr. Clampitt:

On behalf of Royal Bancshares of Pennsylvania, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 21, 2013, related to the above-referenced Registration Statement (the “Registration Statement”).  In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter.  We are sending by Federal Express a marked copy of Amendment No. 3 to you for your review and convenience.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.  Page references in the Company’s responses are to Amendment No. 3.

Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE
LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 28, 2014

General

1.
The staff has evaluated your ability to register the private placement for resale and finds that the uncertainty regarding the length of time before the conditions for purchase can be met are too distant for the private placement to be considered “completed.”  In this regard, the staff will not allow the resale aspect of the registration to go forward until such time as the auction is announced as being in the near term.  Alternatively, the staff believes the resale could proceed if the private placement agreement is amended so that the conditions for purchase occur in the near term and the filing is withdrawn and refiled.

Response:   The Company has received all of the consents that it is required to obtain to participate in the auction to be conducted by the United States Treasury. Based on discussions between the U.S. Treasury and the Company, the Company believes that the auction with respect to the Company's TARP shares will be held in April or May 2014. Assuming the staff has no further comments on the Registration Statement, the Company anticipates filing a request for acceleration within the next few weeks.

2.	Please file the private placement agreements for the Tabas family as well as the other investors.

Response:   We have filed with Amendment No. 3, as Exhibits 10.15 through 10.17 to the Registration Statement, the stock purchase agreements for The Daniel M. Tabas Trust, Emerald Advisers, Inc. and the other institutional investor in the private placement, and also the registration rights agreement with such institutional investor.  All of the other investors in the private placement are individuals or other smaller investors, each of which signed the same form of stock purchase agreement as was signed by The Daniel M. Tabas Trust.

STEVENS & LEE
LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission
Division of Corporation Finance
March 28, 2014

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2184 or my colleague Wesley R. Kelso at (610) 478-2242.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz
David W. Swartz

WRK:mm
cc:	Mr. F. Kevin Tylus Mr. Robert Kuehl Mr. Michael Thompson Wesley R. Kelso, Esq. Mr. Ivan Cilik